

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2025

Garrett Chase
Chief Financial Officer
Viasat, Inc.
6155 El Camino Real
Carlsbad, CA 92009

> **Re: Viasat, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2024**
> **File No. 000-21767**

Dear Garrett Chase:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing